UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of April 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Lisbon, April 18th 2007

Reuters:       EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Noélia Rocha

Elisabete Ferreira

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

PAYMENT OF DIVIDENDS – FINANCIAL YEAR 2006

In accordance with article 249 of the Portuguese Securities Code and articles 3, paragraph a), and 7, no. 3 of the Portuguese Securities Market Commission’s Regulation no. 4/2004, EDP – Energias de Portugal, S.A. hereby informs that the General Shareholders Meeting, held on April 12th, 2007, approved the proposal of the Executive Board of Directors for the allocation of profits regarding the financial year ended December 31st, 2006, which provides for the payment of a gross dividend of 0.11 euros per share.

The dividends will be available for payment starting on May 4th, 2007, in accordance with the following terms per share:

                Gross dividend per share                                                               € 0.1100

                Taxable income (*)                                                                       € 0.0550

                Income taxes                                                                                         20%

                Total of tax chargeable                                                                 € 0.0110

                Net dividend per share                                                               € 0.0990

(*) According to the provisions of article 59 of the Estatuto dos Benefícios Fiscais

(“Tax Expenditure Statute”) dividends now paid are taxable only in 50%.

The payment of dividends will be made by deposit on the financial institution’s account in which the respective shares are registered, being Banco Português de Investimento, S.A the paying agent.

For the purpose of benefiting of tax exemption or non-applicability of tax withholding obligations regarding income taxation, shareholders entitled to such benefits should evidence them or discharge of obligation to the financial institution in which the respective shares are registered.

Shareholders resident in Portugal and taxable for IRS are subject to a final tax rate of 20%, unless an option for aggregation is made.

Starting on April 30th, 2007 (inclusive), EDP shares shall be traded on the Euronext Lisbon stock exchange without the right to payment of dividends (ex-dividend right).

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name: Title:	António Luís Guerra Nunes Mexia Chief Executive Officer